FORM RW – WITHDRAWAL OF REGISTRATION STATEMENT

Tallgrass Energy Partners, LP

4200 W. 115th Street, Suite 350

Leawood, Kansas 66211

June 2, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Tallgrass Energy Partners, LP

Request for Withdrawal of Registration Statement on Form S-3

(File No. 333-195912)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) Tallgrass Energy Partners, LP (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-195912), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Commission on May 13, 2014.

The Company is requesting the withdrawal of the Registration Statement because it was inadvertently filed before the Company was eligible to use Form S-3. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Mollie Duckworth at Baker Botts L.L.P. at 512-322-2551 or the undersigned at 913-928-6060.

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC, its General Partner

	By:	/s/ Gary J. Brauchle
Gary J. Brauchle Executive Vice President, Chief Financial Officer and Treasurer

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